RECEIVED

novozymes®

Elliot Staffin
Office of International Corporate Finance,
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

09/02/2007

07021153

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcement nos. 5 and 6 of February 2007 together with our shareholder magazine, The Zymes, and Notice of Annual Shareholder Meeting..

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

PROCESSED
FEB 2 1 2007
THOMSON
FINANCIAL

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

February 9, 2007

novozymes®

Novozymes A/S
NOTICE OF 2007 ANNUAL SHAREHOLDER MEETING

We will hold our annual shareholder meeting on

Thursday, March 8, 2007, at 4:30 pm

at Ballerup Superarena, Marbækvej 6 (Ballerup Idrætsby 4), 2750 Ballerup, Denmark.

Items of business:

1. The Board of Directors' report on the company's activities in the past financial year.

2. Presentation and approval of the audited annual report including discharge to management and Board of Directors from liability for their administration during the past financial year.

3. A resolution to distribute the profit or cover the loss according to the adopted annual report. The Board of Directors proposes a dividend of DKK 4.50 per A/B share of DKK 10.

4. Election of members to the Board of Directors. The Board of Directors proposes re-election of the present board:

   Paul Petter Aas (Norwegian citizen)
   Born November 15, 1946 - Senior Vice President, Yara International ASA, Norway.
   Mr Aas joined Norsk Hydro ASA (Norway) in 1974 as a project engineer in the Technology & Project Division. From 1977-1980, he worked as project manager for Norsk Hydro in Qatar, Germany and Norway. In 1980, he was appointed production director of Qatar Fertiliser Company, a joint venture between Norsk Hydro and Qatar General Petroleum Corporation. Returning to Norway in 1982, Mr Aas was appointed technology & production director in Norsk Hydro's Agricultural Division. In 1988, he was promoted Senior Vice President of the division's industrial chemicals business with activities in Norway, Denmark, the Netherlands and France. In 1992, Mr Aas was promoted President of Industrial Chemicals Division (later Gas & Chemicals Division). In 2004, Paul Petter Aas became responsible for strategy and business development, mergers & acquisitions and biotechnological development in the Hydro Agri division of Norsk Hydro. The Hydro Agri division was quoted as an independent company (Yara International ASA) on the Oslo Stock Exchange in March 2004.
   Paul Petter Aas holds a master's degree in engineering from the Norwegian Institute of Technology (1970) and a PhD (1974). Both degrees are in industrial chemistry.

   The Board recommends a vote for Paul Petter Aas due to his international business experience, insight into process industry and many years of experience within mergers and acquisitions.

   Henrik Gürtler
   Born August 11, 1953 - CEO, Novo A/S, Denmark.
   Mr Gürtler was employed with Novo Industri A/S in 1977; first as a chemist and from 1981-1984 as project leader/coordinator in Enzymes R&D for which area - in 1984 - he was appointed head of department and Director in 1986. From 1991-1992, Henrik Gürtler headed Staff Services, in 1992-1993 Human Resource Development and 1993-1995 Health Care Production. In 1996, Mr Gürtler was appointed a member of executive management with special responsibilities for Corporate Staffs. On 1 January 2000, he was appointed co-CEO of Novo A/S.
   Henrik Gürtler holds a master's degree in chemical engineering from the Technical University of Denmark (1976).

Novozymes A/S Krogshøjvej 36, DK-2880 Bagsværd, Denmark
Phone: +45 8824 9999
Fax: +45 8824 9998
Direct phone re the meeting: +45 4442 8636 / +45 3079 8636
E-mail: ninl@novozymes.com (Ms Nina Lund)
Internet: www.novozymes.com
Company reg. no: 10 00 71 27

Stock exchange announcement, Novozymes

Trading by insiders in Novozymes A/S B shares

February 5, 2007

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B

Name	Relation/ Category of close relation	Trading date	Character of the transaction	No. Of shares traded buy / (sell)	Market value of shares traded
Benny D. Loft	EVP and CFO, IT and Legal Affairs	2/2 2007	Share options	+ 400 - 400	59,200 200,800

Contact persons:

Media Relations:

Eva Veileborg Hald
Tel (direct): +45 4442 3338
Mobile: +453079 3338

Cirkeline Buron
Tel. (direct): +454446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (I USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 30770341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.co m.

Novozymes A/S
Investor Relations

Krogshojvej 36
2880 Bagsværd
Danmark

Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002

Internet:
www.novozymes.com
CVR no:
10 00 71 27

Stock exchange announcement, Novozymes

Trading by insiders in Novozymes A/S B shares

February 9, 2007

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B

Name	Relation/ Category of close relation	Trading date	Character of the transaction	No. Of shares traded buy / (sell)	Market value of shares traded
Per Falholt	EVP an SCO	5/2 2007	Shares	- 6,000	3,018,000
Steen Riisgaard	President and CEO	7/2 2007	Shares	-10,000	5,060,000

Contact persons:

Media Relations:

Eva Veileborg Hald
Tel (direct): +45 4442 3338
Mobile: +453079 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (I USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 30770341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.co m.

Novozymes A/S
Investor Relations

Krogshøjvej 36
2880 Bagsværd
Danmark

Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002

Internet:
www.novozymes.com
CVR no:
10 00 71 27

Novozymes' shareholder magazine
February 2007

The Zymes 01



Bi[illegible] – a growth driver

This issue

The bioethanol we use to fill up our cars today is produced from starch or sugar, particularly from maize (corn), wheat, sugar beet and sugar cane, but in the future bioethanol will also be produced from plant waste. Enzymes are an indispensable part of the process of converting raw materials based on starch or plant waste into ethanol.

For Novozymes, sales of enzymes for the production of starch-based bioethanol represent approximately 10% of the Group's total sales, and this business area has been one of the primary growth drivers in 2006. Sales to the bioethanol industry continue to be dominated by sales to the US market, although there is now increasing growth in both Europe and Asia.

USA leads the way

The USA in particular is leading the way in producing and developing the market for bioethanol. There is a sharp political focus in the USA on increasing the share of bioethanol, partly with a view to reducing dependence on oil.

Continued on page 2 →

novozymes
Unlocking the magic of nature



Innovation is the way forward

Steen Riisgaard,
President & CEO

Energy and alternative fuels moved up the agenda in 2006. We were delighted to see this at Novozymes, because our products and technologies can help to solve many problems. But it is important that we focus on innovation.

Our results show that there is real interest in Novozymes' biological solutions. In 2006, we recorded top-line growth of 8% and growth in earnings of 11%.

These are good results, but it is very important for us to focus on developing new products and technologies, and to optimise existing ones, if we are to sustain growth in sales and earnings.

Continued from page 1 →

For environmental reasons ethanol has also been used in place of MTBE (methyl tert-butyl ether) – a petrol-like substance that boosts the octane count of petrol (gasoline) but is highly polluting if it finds its way into groundwater.

Plant waste is the future

As there is a limit to how much agricultural produce can be used for the production of ethanol, intensive research is now underway into the so-called second-generation technology. This technology helps to produce ethanol from plant waste, also called biomass, which may comprise straw, stalks (stover), leaves, wood chips, sawdust and similar residual products.

So where today's first-generation technology uses enzymes to convert starch from maize (corn) and wheat into fermentable sugars which are used to produce ethanol, the second-generation technology will convert cellulose from biomass into fermentable sugars which can then be used to produce ethanol. The new technology will enable ethanol to be produced using both the stalks and the kernels of maize plants, for example, instead of just the kernels as is the case now.

The first-generation processes offer clear environmental benefits compared with using petrol (gasoline), including reduced CO_2 emissions. The second-generation processes will provide even greater gains, as a larger proportion of the plant will be used.

Novozymes stepping up research

Novozymes is deeply committed to the development work. In 2006 we increased research within this area and entered into a number of new collaborations with US, Chinese and Danish partners to develop the requisite technology. We assess that bioethanol from biomass could be on the market in 4-5 years.



New areas

We are working constantly to find new areas for our technology and so create new earnings opportunities. One good example is the development of enzymes and technology for second generation bioethanol.

2006 also brought new knowledge, new research possibilities and 279 new colleagues through the acquisition of the hyaluronic acid factory Qingdao Huayuan Fine Bio-Products Co. Ltd in China, Delta Biotechnology Ltd in the UK and GroPep Ltd in Australia. The latter two expanded our expertise in a new business area: ingredients for the biopharmaceutical industry. Novozymes is in the process of building up a broad portfolio of capabilities in this field.

Innovation as spearhead

Novozymes remains the market leader in enzymes and microorganisms. One reason for this is that we use innovation in the battle for market share in both existing and new markets.

We strive constantly to optimise production and improve our customers' products in order to maintain – and ideally improve – our market position. In 2006 we launched a total of eight new products, including new enzymes for detergents and production of bioethanol.

Exciting times ahead

The world is changing all the time. New challenges are emerging that we can meet by developing new biological solutions, and we are also seeing the world suddenly becoming ready for technologies that we have already developed.

As in 2006, we will be on the lookout for new openings in the future so that we can continue to help shape a more sustainable future.

2006 – a good year for Novozymes' shareholders

The price of the Novozymes B share ended the year at DKK 486, up DKK 141 or 41% from the beginning of the year. There was some turbulence on the stock market in 2006, due partly to disappointing figures for the European economy, fears of rising interest rates and inflation, and volatile oil prices.

The Novozymes share performed 29 percentage points better than the Copenhagen Stock Exchange's OMXC20 blue-chip index, which climbed 12% during the year. Relative to other relevant stock indexes the trend was also for the Novozymes share to gain more than the average.

In 2006, for the sixth year in a row, the Dow Jones Sustainability Indexes named Novozymes as the listed biotechnology company with the greatest capacity, both in Europe and worldwide, to generate long-term shareholder value.

Novozymes' market capitalisation at the end of the year was DKK 31.6 billion. This was a value increase of DKK 7.6 billion since the beginning of the year and DKK 20.3 billion since the stock exchange listing in 2000. Since floating in 2000, Novozymes has paid back a total of DKK 4,016 million in share buy-backs and DKK 1,135 million in dividends to its shareholders. The proposed dividend for 2006 is DKK 278 million. Novozymes made total payments to shareholders of DKK 1,362 million in 2006, breaking down into a dividend of DKK 255 million for the 2005 financial year and share buy-backs of DKK 1,107 million.

Novozymes has regularly bought back shares and cancelled them in recent years, so reducing its share capital. These buy-backs have formed part of the adjustment of the company's capital structure begun in 2004, when the Board approved a buy-back programme with a ceiling of DKK 2.5 billion, subsequently extended to DKK 4 billion.

The Annual Meeting of Shareholders on March 1, 2006 resolved to write down the company's share capital by DKK 46 million. Following this write-down, the company has share capital of DKK 650 million, corresponding to 65 million shares.

The ceiling for the year's buy-backs was raised during the year from DKK 1,000 million to DKK 1,350 million.

At the end of 2006, Novozymes' equity ratio was around 43%, which means that the aims of the capital adjustment programme have been achieved.

Share price development since December 31, 2005


150
145
140
135
130
125
120
115
110
105
100
95
90
85
Jan 06
Mar 06
Jun 06
Sep 06
Dec 06
OMXC20
Novozymes A/S B
Dow Jones STOXX Sustainability Index
Dow Jones Chemicals Europe

Novozymes ends the year's acquisitions Down Under

The acquisition of Australian company GroPep Ltd in December was the latest important step towards a leading position as a supplier of genetically modified ingredients to the biopharmaceutical industry.

Shortly before Christmas the final pieces fell into place for Novozymes' almost DKK 400 million acquisition of Australian biotech company GroPep Ltd (now Novozymes GroPep Ltd). The acquisition was part of the work to build up our business in ingredients for the biopharmaceutical industry.

"It's part of our strategy to leverage our expertise and technology to build new business areas in ingredients for the biopharmaceutical industry," commented CEO Steen Riisgaard. "Novozymes GroPep will strengthen our position in the market and enable us to provide a broad platform of cell culture ingredients of non-animal origin."

Novozymes well positioned

The biopharmaceutical industry uses ingredients for cell cultures in the production of certain medicines. Novozymes' activities in this area cover three very important ingredients: recombinant human serum albumin (rHSA), recombinant transferrin and insulin analogues.

rHSA is a research project from Novozymes' own laboratories. Albumin is an important protein in the blood, and 'recombinant' means that it has been produced using gene technology and not extracted from the organs or blood of animals or humans. This eliminates the risk of transferring disease from animals to humans or between humans. rHSa is currently undergoing test marketing by Millipore/Celliance, Novozymes' partner in this area.

Transferrin is a substance which transports iron. Novozymes gained access to this research project with the acquisition of Delta Biotechnology Ltd in July 2006.

The third important ingredient is the insulin analogues which Novozymes gained access to with the acquisition of GroPep. The insulin analogues are growth promoters which transport nutrients to the cells, enabling them to grow. GroPep's products are already being sold on the market.



Three important ingredients – one supplier

Thanks to the know-how, technology and expertise Novozymes has gained through the acquisitions of GroPep and Delta Biotechology, we expect to command a strong position when competing in the market for genetically modified ingredients for cell cultures. In the long term we anticipate being able to supply all three ingredients as an alternative to products of animal origin.

Novozymes is working with leading distributors like Millipore/Celliance and SAFC Biosciences that specialise in supplying solutions to the biopharmaceutical industry. This will help to ensure that the products have the best possible access to the pharmaceutical market.

Novozymes GroPep Ltd

Novozymes GroPep has around 80 employees and generated sales of around DKK 70 million in the 2005/06 financial year. The company develops and produces a range of insulin-like growth promoters for cell cultures and has a specialist sales organisation which works with the big distributors to market ingredients to the biopharmaceutical industry.



Novozymes takes a broader view of innovation

Novozymes is pursuing a strategy of moving into new areas with its core technologies. In the enzyme business, we have set ourselves a target of promoting innovation and finding completely new and different ways of using enzymes.

Novozymes is increasingly applying its technology in research projects outside the enzyme business. We invested 13% of sales in research and development in 2006, an increase on 2005. This is due partly to our long-term growth initiative from 2005, when we decided to invest up to DKK 60 million more a year in innovation over a period of four to five years. This extra investment is being used to discover and develop new business in new industries within enzymes and microorganisms.

Increased appetite for risk

In connection with Novozymes' 2005 strategic initiative, we have sharpened our focus on research projects with the potential for large returns. We have accepted higher levels of risk for these projects than for our other research projects. This increased risk exposure needs to be seen in the light of how Novozymes' growing earnings capacity has put us in a better position to concentrate on accelerating growth.

Focus on radical innovation

In enzyme research Novozymes has been focusing on radical innovation – in other words, the ability to discover new products, technologies or solutions which will make a fundamental difference in our customers' markets, rather than simply improving existing products.

Actions taken include adapting our organisation and systems to promote a climate of innovation at Novozymes.

Status of selected innovation projects

Antimicrobial peptides

We have managed to improve the molecule so that it combats not only *Streptococci* but also *Staphylococci*, including multiresistant MRSA, which is a major problem in hospitals worldwide. We have also identified a lead candidate which is now in the final stage of the preclinical testing phase. It is our plan to find a partner for the later phases of clinical testing.

Enzymes for biopharmaceutical therapy

Novozymes is working with Solvay Pharmaceuticals to develop and produce enzymes for a new type of medicine for patients with cystic fibrosis, chronic pancreatitis and cancer of the pancreas. In 2006 Solvay Pharmaceuticals began phase I clinical trials of the first product to result from the partnership.

Bioethanol

We are conducting intensive research into new enzyme products for the production of bioethanol from both starch, such as maize (corn), and biomass, such as straw, stalks (stover) and other waste from agricultural production.

Asia – a growth engine

Sales in Asia have grown by an average of 10% during the past three years, including in 2006.

In 2005 Novozymes predicted that Asia would be a growth area in 2006, and this proved to be the case. It is first and foremost China which is behind Novozymes' growth in Asia, but sales of enzymes are also rising in many other countries in the region. In 2006 there was growth in virtually every industry, with enzymes for the detergent and starch industries enjoying a particularly good year.

Demand for high-quality detergents

The growth in sales of detergent enzymes is due primarily to rising standards of living. Consumers in Asia are washing their clothes more often and demanding higher-quality detergents that work at lower temperatures. More and more detergents in the Asian market now contain enzymes, and Novozymes has managed to sell enzymes to some of the biggest brands in China. Part of our success is due to the enzyme Polarzyme®, which was launched in 2005 and made its breakthrough in 2006. Polarzyme is particularly effective at low temperatures, which is important in countries like China where many people wash at temperatures of around 20°C.

Higher sales of sweeteners

The growth in sales of enzymes to the starch industry is due to a number of factors. Higher standards of living are fuelling demand for consumer goods such as soft drinks, and the rising price of sugar has also made it more attractive to use enzymes to turn starch into sugar.

Bioethanol on the up in China

China currently produces roughly the same amount of bioethanol as all the EU countries put together, and we expect China to be an important market for enzymes for the production of bioethanol.

As China has to import maize (corn) and cereals for food use, there is a great deal of interest there in developing the technology for producing bioethanol from plant waste (biomass), known as 'second-generation' bioethanol. In 2006 Novozymes entered into a three-year cooperation agreement with China Resources Alcohol Corporation (CRAC) on the development of this technology. Among other things, the agreement means that Novozymes and CRAC have created a development team to work at a pilot plant set up specifically for this project. ↙



"Things are moving so fast in China"

In 2006 Novozymes China gained a new Site President, Humphrey Lau. *The Zymes* asked him about Novozymes' past, present and future in the booming Chinese market.



40-year-old Humphrey Lau took over as Site President at Novozymes China in July 2006. In 1994 he helped start up our first Chinese venture in Tianjin, but in 1998 he returned to Denmark, where he worked as Business Director for the textile industry and, most recently, Marketing Director for the bioethanol area. Now he has returned to the Middle Kingdom. Humphrey was born in Hong Kong before moving to Denmark as an eight-year-old, and speaks Mandarin, the principal Chinese dialect.

How have your first six months as Site President in China been?
It's been exciting and a lot of fun. Especially because I have much broader contact with the organisation than I've ever had before, which presents many more interesting challenges.

How would you describe Novozymes' organisation in China?
During the 12 years that Novozymes has been here, we've grown very rapidly, and China now accounts for almost one in five of the company's employees. Today Novozymes is represented in six different places in the country – in enzymes, microorganisms and biopolymers.

Why is it so important for Novozymes to have a presence in China?
We are not in China, as many might think, primarily to exploit the lower production costs, but to exploit the opportunities that this booming market has to offer. There are many big cities in China with prosperous consumers who are spending more than ever before and aspire to Western products, in whose production enzymes are often used, and this gives us great opportunities to sell our products. At a more strategic level, it enables us to use our biotechnology to show that the migration of industry and rising standards of living here do not have to equate to an explosion in pollution. The environment is very high on the agenda in China, and people know that it's important to think long-term. I'm therefore convinced that, for example, the documentation of our products' sustainability will give us a competitive advantage in the longer term.

What are your expectations for the future?
China is flying high at the moment, and I think it will continue to do so for many years to come. Things are moving so fast in China that projects which might take years in other places can be wrapped up in less than a year here. We still have high hopes for the Asian market, but it's important to be there in order to stay on board, so we also want to ensure that we have a strong organisation in China. Although we're encountering growing competition from local producers, I'm not overly worried about the competition. We're way ahead in many areas, such as R&D and production efficiency. Looking at the market, I'm convinced that the key products going forward will be enzymes for second-generation bioethanol and detergents.

What is the biggest challenge Novozymes faces in China?
As I see it, we'll have a big job keeping the organisation and our corporate culture intact as we expand, whether through acquisitions or organically. China is a huge country, almost as big as the USA, but has a very different culture, to which we must learn to adapt if we're to realise our full potential here. I believe that Novozymes' unique corporate culture is a big plus, and many elements of it aren't actually that foreign to the Chinese, but it'll naturally be a major challenge getting our culture implemented out here.

An exciting year for Novozymes!

2006 was a very satisfactory year for Novozymes. Growth of 11% in earnings, 8% in sales and free cash flow of DKK 1,058 million were wholly in line with the outlook. Growth is expected to continue in 2007.

(DKK million)	2006	2005
Sales	6,802	6,281
Cost of goods sold	3,147	2,936
Gross profit	**3,655**	**3,345**
Sales and distribution costs	844	748
Research and development costs	880	793
Administrative costs	650	632
Licence fees and Other operating income, net	59	34
Operating profit	**1,340**	**1,206**
Financial income	134	76
Financial costs	256	132
Profit before tax	**1,218**	**1,150**
Corporation tax	307	289
Net profit	**911**	**861**
Attributable to:		
Shareholders in the parent company	909	858
Minority interests	2	2

Sales rose to DKK 6,802 million in 2006, equivalent to growth of 8% compared with 2005. Sales of enzymes rose by 8% in 2006 to DKK 6,454 million from DKK 5,973 million in 2005.

Detergent enzymes (DKK million)


05
2,014
06
2,040
0
1,000
2,000
3,000
4,000

Sales of **detergent enzymes** rose by 1% in 2006. This development was mainly due to increasing sales of enzymes in Asia and Latin America, and increased penetration of new products. Sales were also buoyed by the stabilisation of sales in the established markets.

Technical enzymes (DKK million)


05
1,720
06
2,111
0
1,000
1,500
2,000
2,500

Sales of **technical enzymes** rose by 23% in 2006. The main factor in this development was the growth in sales of enzymes for fuel ethanol. Sales of enzymes to the starch industry grew healthily, driven partly by an increasing demand for sweeteners in Asia. Sales of biopharmaceutical ingredients and hyaluronic acid developed satisfactorily and were positively affected by acquired activities.

Food enzymes (DKK million)


05
1,491
06
1,603
0
500
1,000
1,500
2,000

Sales of **food enzymes** rose by just below 8% in 2006. This development was primarily due to high growth in sales of enzymes to the baking industry. The new distribution set-up in North America and increasing penetration of baking enzymes in general had a positive impact on sales. Sales of enzymes for beverage alcohol and processed foods also grew healthily, mainly due to increased demand in Asia.

Feed enzymes (DKK million)


05
748
06
700
0
200
400
600
800

Sales of **feed enzymes** were 6% lower in 2006. This was largely due to lower prices, a change in the product mix and local competition in China. Productivity improvements for new phytase products also had a negative effect on sales growth, due to the nature of the alliance that Novozymes has with its partner in feed enzymes.

Microorganisms (DKK million)


05
308
06
348
0
100
200
300
400

Sales of **microorganisms** rose by 13% in 2006 compared with 2005. There was a generally positive development in sales

in all areas, with sales for institutional and household cleaning making a particular contribution to growth.

Sales by geographical region

Sales in Europe rose by 3%. Growth was highest in sales of enzymes to the fuel ethanol and baking industries and sales of microorganisms. The positive trend was reduced by lower sales of feed enzymes.

Growth in sales in North America remained high, with sales rising by 17%. Growth was due mainly to the increase in sales of enzymes for fuel ethanol, and a healthy increase in sales to the baking and starch industries.

Growth in Asia was 10% in 2006, with progress in virtually all industries. Sales in Latin America also rose by 2%, mainly due to a healthy increase in sales of enzymes to the detergent industry.

Costs and profit

Cost of goods sold rose by 7% to DKK 3,147 million from DKK 2,936 million in 2005, affected by rising prices for raw materials and energy. This cost increase has been balanced out by healthy productivity improvements. The gross margin for 2006 rose to 53.7% from 53.3% in 2005. Other operating costs rose by 9% to DKK 2,374 million from DKK 2,173 million in 2005. Other costs were DKK 2,315 million, an increase of DKK 176 million. This increase was partly due to increases in research and development costs, and sales, distribution and business development costs.

Operating profit rose by 11% to DKK 1,340 million from DKK 1,206 million in 2005. Exchange rate movements had a slightly negative effect on growth in operating profit, particularly in the fourth quarter of 2006. The operating profit margin, expressed as operating profit as a percentage of sales, was 19.7% against 19.2% in 2005.

Net profit rose by 6% to DKK 911 million from DKK 861 million in 2006. ↙

Cash flow 2006

Free cash flow before acquisitions was DKK 1,058 million in 2006, against DKK 991 million in 2005, an increase of 7%.

Net investments excluding acquisitions rose as expected in 2006, to DKK 476 million from DKK 335 million in 2005. Part of this increase was due to the conversion of Novozymes' production facilities in Lund, Sweden.

In December 2006 Novozymes completed the purchase of GroPep Ltd. Novozymes spent a total of DKK 477 million on acquisitions in 2006. As well as Novozymes GroPep Ltd, acquisitions included Novozymes Delta Ltd in the United Kingdom, a factory in China and a technology within pest control for the microorganisms business. ↙

(DKK million)	2006	2005
Cash flow before change in working capital	1,773	1,205
Cash flow from operating activities	1,534	1,326
Cash flow from investing activities	(953)	(335)
Free cash flow before acquisitions	**1,058**	**991**

Balance sheet 2006

The balance sheet total at year-end 2006 was just below DKK 8 billion, while shareholders' equity was DKK 3,393 million against DKK 3,794 million at January 1, 2006. The equity ratio therefore fell from 52% to 43% in 2006. Purchase of treasury shares reduced by exercise of share options decreased shareholders' equity by DKK 996 million in 2006. A dividend of DKK 255 million was paid for 2005. Return on invested capital (ROIC) after tax rose in 2006 to 20.2% against 19.3% in 2005.

Net interest-bearing debt rose to DKK 1,455 million in 2006, compared with DKK 877 million at the end of 2005.

Novozymes bought back shares for approximately DKK 1.1 billion in 2006, bringing total share buy-backs under the overall framework of DKK 4 billion to approximately DKK 3 billion at the end of 2006. This leaves the equity ratio at 43%.

The holding of treasury shares at year-end 2006 was approximately 3.2 million B shares, corresponding to approximately 4.9% of the share capital.

Assets (DKK million)	**2006**	**2005**
Intangible fixed assets	769	431
Property, plant and equipment	3,553	3,477
Deferred tax assets	45	42
Financial assets	12	20
Total fixed assets	**4,379**	**3,970**
Inventories	1,326	1,197
Receivables	1,586	1,537
Total financial assets	177	151
Cash at bank and in hand	497	454
Total current assets	**3,586**	**3,339**
Total assets	**7,965**	**7,309**

Liabilities and shareholders' equity (DKK million)

	2006	**2005**
Share capital	650	696
Treasury shares	(1,449)	(1,659)
Other reserves	86	122
Retained earnings	4,072	4,602
Minority interests	34	33
Total shareholders' equity	**3,393**	**3,794**
Non-current liabilities	2,634	2,073
Current liabilities	1,938	1,442
Total liabilities	**4,572**	**3,515**
Total liabilities and shareholders' equity	**7,965**	**7,309**

Financial expectations

Assuming exchange rates based on the spot rates on January 24, 2007, growth in sales is expected to be 7-9% in 2007, equivalent to growth of 8-10% in local currencies. Operating profit is expected to grow by 5-7%, negatively affected by exchange rate movements. Net profit for the year is expected to increase by 5-7%, and free cash flow before acquisitions is expected to be in the region of DKK 800-900 million. Share buy-backs of up to DKK 500 million are expected in 2007.

Long-term financial targets

Novozymes' earnings have reached the target level, which is why there is a greater focus on increasing top-line growth. In this connection, in 2005 Novozymes launched a new strategic initiative to support long-term growth opportunities. Among other things, the initiative covers additional investments in market-expanding activities and an increased focus on acquisitions. This has now resulted in a very ambitious vision for sales of DKK 10 billion in 2010.

This ambition is to be achieved through organic growth of 8-9% from enzymes and microorganisms and through growth from new acquisitions. This is an ambitious vision which, as well as requiring Novozymes to live up to the company's existing expectations for long-term growth, is also dependent on growth from acquisitions and exchange rate movement. The initiative is supported by being incorporated in the incentive programme for Management.

New business areas within enzymes and microorganisms as well as new acquisitions must be expected to have a diluting effect for a period on the operating profit margin and return on invested capital compared with current levels.

Novozymes is therefore upholding the long-term financial targets, which are:

- Growth in operating profit of at least 10% p.a.
- Operating profit margin of approximately 17%
- Return on invested capital after tax of at least 15% p.a.


100
20

New alternative to additives in bread

In 2006 Novozymes launched a new baking enzyme which can replace emulsifiers and cut the cost of bread-making.

2006 saw the launch of Lipopan™ Xtra, a new enzyme in the pioneering Lipopan product range. It offers manufacturers of bread improvers even greater savings in dough strengthening by replacing the more costly emulsifiers.

New family member

In 2001 Novozymes launched Lipopan F, one of the greatest innovations in the baking industry of recent years. Lipopan Xtra is particularly well-suited to bread improver formulations for dough with short rising times, whereas Lipopan F works well and offers major savings on emulsifiers in baking processes with longer rising times.

"Together, these two enzymes represent the most cost-effective dough-strengthening solution for a broad range of baked products," says Launch Manager Anett Lund-Nielsen [illegible] from Novozymes.

Lipopan Xtra offers manufacturers of bread improvers other benefits too on account of the enzyme's tolerance towards variations in flour quality and stability in liquid improvers.

Enzymes replace emulsifiers

Lipopan is a lipase enzyme which works on and strengthens the natural lipids found in flour, and increases the stability of the dough. A far smaller quantity of Lipopan is needed to achieve the same effect as chemical emulsifiers.

World's leading supplier of baking enzymes

Novozymes has been selling enzymes to the baking industry for more than 30 years and is the world's largest supplier to this market. Research into new enzymes is conducted in Denmark, and the development of new enzymes for the baking industry takes place in both Denmark and Switzerland, where Novozymes also has offices.

"Novozymes is focused on supporting bread improver manufacturers by creating innovative, cost-effective enzymes to increase the quality and optimise the cost of baked goods," says Andrew Fordyce, Novozymes' Cereal Food Marketing Director. "We are delighted to launch Lipopan Xtra as the latest result of Novozymes' efforts for the baking industry."

Online annual report even more versatile

It is still possible to put together your own personalised version of The Novozymes Report on our website. New functionality is also being added, and our reporting universe will be kept more current with regular updates.

Novozymes' online reporting has now been divided into two areas which together make up what we call our reporting universe. One is home to the audited annual report, which sums up the last financial year and documents our results and other data. The other is a new area focusing on updates and news. Here you will also find exciting new features such as podcasting, which allows you to download Novozymes-related audio files to your computer.

Looking to the future

By being more up-to-date and exploiting the possibilities that go with being online, Novozymes aims to add value to its electronic annual report. These interactive functions make The Novozymes Report more dynamic and future-ready.


Sales, markets and compet
What is 'My Page History'?

"We mean business with our *online* reporting, and this year we wanted to give users a bit extra by taking the electronic report a step further," says Project Manager Cirkeline Buron from Novozymes Stakeholder Communications. "We've created a reporting universe which we hope will bring to light new possibilities that may perhaps create new needs and expectations and eventually make our online reporting even more versatile."

Up-to-date and tailor-made

In the updates area, for example, you will find the latest news from Novozymes in the form of press releases and stock exchange announcements. This is because Novozymes is keen to see its reporting universe offer users news value throughout the year.

As with the 2005 report, users can use the "My Report" functionality to compile their own personalised report made up only of the articles that interest them. The documents selected by the user can then be printed out as a fully tailor-made report.

"We've tried to get better and meet users' varying needs in our reporting universe, and naturally we hope that users will like it," says Cirkeline Buron. "We're very keen to receive any suggestions and other feedback from users."

To explore our reporting universe, go to:
http://report2006.novozymes.com

If you have any comments, please send them to:
thezymes@novozymes.com ✔

END

March 8, 2007	Annual Meeting of Shareholders
April 25, 2007	First quarter 2007 Group financial statement
August 9, 2007	First half 2007 Group financial statement
October 25, 2007	First nine months of 2007 Group financial statement

The Zymes

The Zymes is published by Novozymes A/S and distributed to shareholders, the press, business connections, etc. in Danish and English. [illegible] Address: Novozymes A/S, Krogshøjvej 36, 2880 Bagsværd, Denmark. [illegible]